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4-5-2004


04018105

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SECURITIES AND [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 30 2004
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 29565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Sam Houston Parkway E., Suite 500
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester 281-847-8422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

700 Louisiana	Houston	Texas	77002
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BECKY FERGUSON
MY COMMISSION EXPIRES
OCTOBER 18, 2006

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Financial Statements and Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Table of Contents



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Securities of America, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2004



FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	317,061	260,802
Commissions receivable		118,182	146,998
Prepaid expenses and other current assets		60,109	44,139
Furniture and equipment, at cost, net of accumulated depreciation of $6,818 and $5,413 in 2003 and 2002, respectively		113	1,518
Deferred tax asset		380	380
	$	495,845	453,837
Liabilities and Shareholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	57,115	34,054
Accounts payable, related parties		150,461	210,309
Income tax payable		57,151	29,539
Total liabilities		264,727	273,902
Shareholder's equity:			
Class A common stock, no par value. Authorized, issued, and outstanding 375,000 shares		1,000	1,000
Additional paid-in capital		11,000	11,000
Retained earnings		219,118	167,935
Total shareholder's equity		231,118	179,935
	$	495,845	453,837

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Income

Years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commission revenue	$ 1,273,019	1,410,680
Expenses:		
Sales commissions	544,446	488,355
Service fee	390,000	480,000
Marketing expense allocation	—	164,813
Salaries	90,137	86,732
Insurance	54,106	43,803
Licenses and fees	40,410	35,486
Employee benefits	25,984	25,537
Accounting	15,000	21,500
Rent	12,347	13,920
Telephone	6,697	7,358
Other operating expenses	6,995	5,598
Postage and shipping	1,527	5,357
Consulting fees	2,660	—
Depreciation	1,405	1,866
Printing and graphics	1,633	1,390
Equipment leasing	671	1,093
Auto expense	206	210
Total expenses	1,194,224	1,383,018
Net income before income taxes	78,795	27,661
Provision for income taxes	27,612	5,109
Net income	$ 51,183	22,552

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Changes in Shareholder's Equity

Years ended December 31, 2003 and 2002

		Class A common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance, December 31, 2001	$	1,000	11,000	145,383	157,383
Net income		—	—	22,552	22,552
Balance, December 31, 2002		1,000	11,000	167,935	179,935
Net income		—	—	51,183	51,183
Balance, December 31, 2003	$	1,000	11,000	219,118	231,118

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	51,183	22,552
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation		1,405	1,866
Deferred tax benefit		—	(380)
Changes in:			
Commissions receivable		28,816	(56,920)
Prepaid expenses and other current assets		(15,970)	(28,466)
Accounts payable and accrued expenses		20,192	(60,233)
Accounts payable, related party		(56,979)	(1,954)
Income tax payable		27,612	5,489
Net cash provided by (used in) operating activities		56,259	(118,046)
Net increase (decrease) in cash and cash equivalents		56,259	(118,046)
Cash and cash equivalents, beginning of year		260,802	378,848
Cash and cash equivalents, end of year	$	317,061	260,802

See accompanying notes to financial statements.

(1) Description of Business

First Financial Securities of America, Inc., the Company, a wholly owned subsidiary of American Fidelity Assurance Company (the Parent), located in Houston, Texas, is a private investment banking firm and fully disclosed Securities Broker-Dealer. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is primarily the sale of variable annuity products to employees of school districts which are marketed through First Financial Corporation, Inc. (FFC), a company associated with its former parent which shares certain common management. For the years ended December 31, 2003 and 2002, FFS received approximately 83% and 81% of its revenue, respectively, from two insurance carriers.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

Revenue consisting of commissions earned is generally recognized upon receipt of commissions from the sponsors of the variable annuity products.

(b) Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

(c) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to five years on a straight-line basis.

(d) Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between financial statement and income tax reporting purposes. The Company files a consolidated federal tax return with American Fidelity Corporation, its ultimate Parent, based on a tax allocation agreement effective May 30, 2000. The Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) Reclassifications

Certain prior year amounts have been reclassified to conform with the presentation for the current year. Such reclassifications had no impact on net income and shareholder's equity as previously reported.

(3) Deposit With Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2003 and 2002 be maintained by the Company and is included in the cash and cash equivalents balance.

(4) Income Taxes

For the year ended December 31, 2002, the difference between expected income tax of $9,681, based on the statutory tax rate of 35%, and the actual provision is due primarily to the return to accrual adjustment for the 2001 return of approximately $4,200. Deferred tax benefit of $380 in 2003 and 2002 relates to tax depreciation in excess of book depreciation. There is no difference in federal income tax expense allocated from the parent company at the statutory rate with income taxes recorded in the statements of income for the year ended December 31, 2003.

(5) Related-Party Transactions

As of December 31, 2003 and 2002, the Company had accounts payable of $150,269 and $210,117 to FFC and $192 and $192 to FFA, respectively. The accounts bear no interest, are payable upon demand, and represent allocations of general operating costs.

At December 31, 2003 and 2002, the Company has an expense allocation agreement in place with FFC for which FFS reimburses FFC for certain operating expenses incurred, including a management fee of $10,000 per month, which is included in service fee in the accompanying statements of income. In addition, during 2002 FFS was charged 85% of all expenses incurred by FFC's Database Marketing Division and recorded in marketing expense allocation in the accompanying statements of income. However in 2003, the marketing emphasis was shifted to another department, therefore, the Marketing Division did not perform work for the securities division, and as such, no charge was allocated to FFS in 2003.

Effective October 1, 2001, the Company also has an expense allocation agreement in place with First Financial Administrators, Inc. (FFA), a third-party administrator that performs administrative services related to data processing of securities transactions. FFS reimburses FFA $22,500 a month for these administrative services, which is also included in service fee in the accompanying statements of income.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2003, the Company had net capital excess of $76,707 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.9 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

(7) Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(8) Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2003 and 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Schedule

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital:		
Total shareholder's equity per the accompanying financial statements	$	231,118
Nonallowable assets:		
Commissions receivable (net of payables)		43,807
Property and equipment		113
Deferred tax asset		380
Prepaid expenses		60,101
Clearing deposit average		10
Total nonallowable assets		104,411
Net capital before haircuts on security positions		126,707
Haircuts on security positions		—
Net capital		126,707
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)		50,000
Excess net capital	$	76,707
Aggregate indebtedness	$	236,835
Ratio of aggregate indebtedness to net capital		1.9 to 1

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 20, 2004 as follows:

		Net capital	Aggregate indebtedness
Per FOCUS report	$	133,480	208,037
Postclosing adjustments:			
Increase (reduce) commission revenue and allowable commissions receivable		(28,668)	—
Reduce (increase) commission expense and accrued expenses		34,933	(34,933)
Increase (reduce) other expense items and items payable		(13,038)	63,731
Per above	$	126,707	236,835
Commissions payable - nonallowable			27,890
Total aggregate indebtedness			264,727

See accompanying independent auditors' report.



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public



Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 27, 2004